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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q X Form N-SAR __ Form N-CSR __
For Period Ended: September 30, 2005
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Petroleum Development Corporation

Full Name of Registrant

Former Name if Applicable

103 East Main Street

Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Petroleum Development Corporation (the "Company") files this report for a five calendar day extension, from November 9 to November 14, 2005, for filing its Quarterly Report on Form 10-Q for the period ended September 30, 2005.  The Company will not file its Form 10-Q by November 9, 2005 because additional time is needed to complete the preparation and review by its independent auditors of the Company's financial statements.  The Company determined on October 17, 2005 that the Restatement of prior period financial statements was required. See news release of October 17, 2005 and Form 8-K.  The Company and its auditors, KPMG, are currently working on a restated Form 10-K/A for 2004, a restated Form 10-Q/A for the first quarter of 2005, the original filing of the second quarter Form 10-Q for 2005 and the third quarter Form 10-Q for 2005. Due to the nature of the restatement, the prior financial statements whether restated or being filed for the first time must be filed in the following order:  2004 Form 10-K/A, 2005 first quarter Form 10-Q/A, 2005 second quarter Form 10-Q and 2005 third quarter Form 10-Q. The Registrant and its auditors, KPMG, are working diligently to file these documents as quickly as possible; however, because of the strict order in which these forms must be filed, filing the third quarter Form 10-Q by November 14, 2005 may not be possible.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Darwin L. Stump	304	842-3597
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes __   No X  Form 10-Q for quarter ended June 30, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes __   No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petroleum Development Corporation
______________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2005	By	/s/ Darwin L. Stump
Darwin L. Stump, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.